Exhibit 99.1

voxeljet AG Receives Cure Letter from New York Stock Exchange

Friedberg, Germany, July 2, 2020— voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that it had received a notice letter from the New York Stock Exchange (the “NYSE”) on July 1, 2020 that it has regained full compliance with the NYSE’s minimum average share price listing requirement. Section 802.01C of the NYSE’s Listed Company Manual requires that a company’s common stock trade at a minimum average closing price of $1.00 over a consecutive 30 trading-day period (the “Minimum Average Price Requirement”). The Company regained compliance after its average closing American Depositary Share price for the consecutive 30-days of trading ending June 30, 2020 was above the Minimum Average Price Requirement.

As previously disclosed in the filings with the SEC, the Company currently remains out of compliance with the continued listing standard set forth in Section 802.01B, which requires that the Company’s average global market capitalization over a consecutive 30 trading-day period be greater than $50 million and, at the same time, its shareholders’ equity be greater than $50 million. The NYSE accepted the Company's proposed compliance plan to regain compliance with Section 802.01B, and the Company has until May 4, 2021 to regain compliance with this listing standard.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the potential application of new technology and new materials and their impact on future business, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

CONTACT:

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172